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                                                                    EXHIBIT 20.1

                                          [LOGO OF AVIVA PETROLEUM APPEARS HERE]

                                 PRESS RELEASE

For immediate release

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                      AVIVA REPORTS ON RESTRUCTURING PLAN

DALLAS, TEXAS, December 31, 1997 . . . . Aviva Petroleum Inc. (AMEX: "AVV"), the
Dallas based oil and gas exploration and production company, reports that an amendment to its credit agreement with ING (U.S.) Capital Corporation has been signed, which maintains a $25,000 principal repayment at December 31, 1997, and defers the balance of a previously agreed $575,000 repayment until January 31, 1998. This amendment facilitates continuation of negotiations on the Company's Restructuring Plan, which involves revising its $25 million senior credit facility, obtaining a $15 million mezzanine financing and the issue of 10,000,000 new common shares for $5,000,000 cash in a private placement with a partnership between EnCap Investments L.C. and Merrick Capital Corporation. (These shares would be potentially convertible into 2,000,000 Depositary Receipts-one DR being equal to 5 common shares). Aviva's Depositary Receipts trade on the American Stock Exchange under the symbol AVV.

As previously reported, Mr. Jeffrey S. Rawson, President of Merrick Capital Corporation, which is currently advising the Company, will become Chairman and Chief Executive Officer of the Company upon consummation of the Plan.

Aviva Petroleum is engaged in the exploration for and the development and production of oil and gas in Colombia and offshore in the United States.
Aviva's common stock is also quoted on the London Stock Exchange (symbol "AVP").

Further Information:

Ron Suttill
Aviva Petroleum Inc.
Dallas, Texas
214 691 3464